UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-39738

Ucommune International Ltd

No. 12 Taiyanggong Middle Road, Guancheng Building, 10th Floor
Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Sales of Certain Equity Interest in Melo Hongkong Limited

On March 31, 2026, Melo Inc., an indirectly wholly-owned subsidiary of the Company, entered into an equity transfer agreement (the “Agreement”) with certain individuals, including Mr. Daqing Mao, an existing shareholder and chairman of the board of directors of the Company (the “Transferees”). Pursuant to the Agreement, Melo Inc. agrees to sell, and the Transferees agree to purchase, all of Melo Inc.’s 100% equity interest in Melo Hongkong Limited, a company incorporated in Hong Kong, for an aggregate consideration of US$1.00. The transaction has been completed in accordance with the terms of the Agreement.

A copy of the Agreement is included in this current report on Form 6-K as Exhibit 10.1 and the foregoing description of the Agreement is qualified in its entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Equity Transfer Agreement, dated March 31, 2026, by and between Melo Inc. and the Transferees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Daqing Mao
Daqing Mao
Chairman of the Board

Date: April 24, 2026

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